On 19 January, 2016, the Executive Management Committee of POSCO has resolved the plan on the disposal of the treasury stocks as follows:
1. Purpose: Continuous Services Award
2. Category and Number of Shares to be Disposed: 110 Common Shares
3. Disposal Method: Over-The-Counter Trading
4. Disposal Period: 20 January 2016 ~ 25 January 2016 (4 Business Days)
5. Security Brokerage Firm: None